

04004416

SECURITIES ~.   ЅION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2004

SEC FILE NUMBER

8- 52524

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ AND ENDING __DECEMBER 31, 2003__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BIANCO RESEARCH SECURITIES, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1113 W. ARMITAGE
                                    (No. and Street)

| CHICAGO | ILLINOIS | 60614 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS HELLER   (847) 756-3524
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOW, WOOD & CO.
                        (Name — if individual, state last, first, middle name)

| 44 N. WALKUP AVE. | CRYSTAL LAKE | ILLINOIS | 60014 |
| (Address) | (City) | (State) | Zip Code |

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, __JAMES R. STEVENS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BIANCO RESEARCH SECURITIES, L.L.C.__ , as of __DECEMBER 31, 2003__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

OFFICIAL SEAL
CHRISTOPHER H HELLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/04

Notary Public

Signature

MANAGING MEMBER
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BIANCO RESEARCH SECURITIES, L.L.C.

Financial Statements, Schedules
and Report on Internal Accounting Control

FOR THE YEAR ENDED DECEMBER 31, 2003

BIANCO RESEARCH SECURITIES, L.L.C.

Report Contents
Year Ended December 31, 2003

INDEPENDENT AUDITOR'S REPORT

STATEMENTS OF--------

Financial Condition

Income

Changes in Members' Equity

Cash Flows

NOTES TO FINANCIAL STATEMENTS

REPORT ON INTERNAL ACCOUNTING CONTROL

SCHEDULES OF --------

Computation of Net Capital

Exemptive Provision Under Rule 15c3-3

DOW, WOOD & CO.

CERTIFIED PUBLIC ACCOUNTANTS

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573

INDEPENDENT AUDITOR'S REPORT

To the Members
Bianco Research Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Bianco Research Securities, L.L.C. as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bianco Research Securities, L.L.C. as of December 31, 2003, and the results of operations and changes in cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit also included the schedules of computation of net capital and exemptive provision under Rule 15c3-3. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dow, Wood & Co.

Crystal Lake, Illinois
February 19, 2004

Dow, Wood & Co.
Certified Public Accountants

BIANCO RESEARCH SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2003

ASSETS

Cash	$ 25,540
Fixed assets, at cost less accumulated depreciation of $8,962	1,331
	$ 26,871

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$ 2,965
	2,965
Members equity	23,906
	$ 26,871

The accompanying notes are an integral part of these financial statements.

BIANCO RESEARCH SECURITIES, L.L.C.

Statement of Income

For the Year Ended December 31, 2003

REVENUES:

Subscription income	$	13,750
Consulting income		338,400
TOTAL REVENUES		352,150

EXPENSES:

Employee compensation and benefits	264,330
Occupancy	18,775
Regulatory fees	2,910
Office supplies and expense	7,071
Market information	1,680
Subscriptions	1,557
Professional fees	5,915
Insurance	494
Depreciation and amortization	949
Other	616
TOTAL EXPENSES	304,297

NET INCOME	$	47,853

The accompanying notes are an integral part of these financial statements.

BIANCO RESEARCH SECURITIES, L.L.C.

Statement of Changes in Members' Equity

For the Year Ended December 31, 2003

Members' equity at beginning of year . . . . . . $ 127,930

Net income   47,853

Contributions . . . .   -

Distributions . . . .   (151,877)

Members' equity at end of year . . . . $ 23,906

The accompanying notes are an integral part of these financial statements.

BIANCO RESEARCH SECURITIES, L.L.C.

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash Flows From Operating Activities:
Net income . . . . $ 47,853
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
      Depreciation and amortization 949
      Changes in assets and liabilities:
         Other assets 1,750
         Accounts payable . . . . (470)
         Deferred subscription income . . . . . . (13,750)

         Net cash flows provided by
            operating activities 36,332

Cash Flows From Investing Activities:
   Purchase of fixed assets . . . . -

      Net cash flows (used) in
         investing activities . . . . -

Cash Flows From Financing Activities:
   Member contributions . . . . -
   Member distributions . . . . (151,877)

      Net cash flows (used) in
         financing activities . . . . (151,877)

Net (decrease) in cash . . . . (115,545)

Cash at beginning of year 141,085

Cash at end of year . . . . $ 25,540

Supplemental disclosures:
   Cash paid for interest . . . . $ -

The accompanying notes are an integral part of these financial
statements.

BIANCO RESEARCH SECURITIES, L.L.C.

Notes to Financial Statements

December 31, 2003

1. GENERAL

    Bianco Research Securities, L.L.C. (The "Company"), is an
    Illinois limited liability company formed in 1998. The Company
    does consulting work and provides research on a subscription
    basis. In addition, the Company is a registered securities
    broker/dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

    Use of Estimates - The preparation of the financial statements
    in conformity with accounting principles generally accepted in
    the United States of America requires management to make
    estimates and assumptions that affect the reported amounts of
    assets and liabilities and disclosure of contingent assets and
    liabilities at the date of the financial statements, as well as
    the reported amounts of revenues and expenses during the
    reporting period. Actual results could differ from those
    estimates.

    Revenue Recognition - Deferred subscription income represents
    amounts received but not yet earned. The Company reports the
    revenue in the period it is earned.

    Fixed Assets - Fixtures and equipment are stated at historical
    cost and are depreciated on an accelerated basis that
    approximates straight line.

    Income Taxes - The Company has chosen to be treated as a
    partnership for federal and state income tax purposes. A
    partnership is not a taxpaying entity for federal income tax
    purposes. Accordingly, no federal income tax expense has been
    recorded in the statements since all income or losses will be
    reported on the individual members' income tax returns. The
    Company is subject to the Illinois replacement tax.

3. NET CAPITAL REQUIREMENTS

    The Company, as a registered broker/dealer, is subject to the
    Securities and Exchange Commission's Uniform Net Capital Rule
    (Rule 15c3-1) and is required to maintain minimum capital, as
    defined, under the Rule. Under this Rule, the Company is
    required to maintain "minimum net capital" equivalent to the
    greater of $5,000 or 6-2/3% of "aggregate indebtedness," as
    these terms are defined.

    At December 31, 2003, the Company had net capital, as defined,
    of $22,575, which was $17,575 in excess of its required net
    capital of $5,000.

4. COMMITMENT

The company has entered into a noncancellable lease for its office facilities. The future minimum annual rental payments required under the operating lease are as follows:

2004 . . . . $ 9,010

To the Members
Bianco Research Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying financial statements of Bianco Research Securities, L.L.C. as required by Rule 17a-5(d) as of December 31, 2003, and for the year then ended, and have issued a report thereon dated February 19, 2004. As part of our audit, we reviewed and tested the system for internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3 (a) (11).

2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k) (2) (i). Conditions of the exemption were being complied with as of the audit date and no facts came to our attention to indicate the exemption had not been complied with during the period under audit.

Dow, Wood & Co.

Crystal Lake, Illinois
February 19, 2004

Dow, Wood & Co.
Certified Public Accountants

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BIANCO RESEARCH SECURITIES, L.L.C.	as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition... $	23,906	3480
2.	Deduct ownership equity not allowable for Net Capital .... 19 (	)	3490
3.	Total ownership equity qualified for Net Capital	23,906	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital....................		3520
	B. Other (deductions) or allowable credits (List)..		3525
5.	Total capital and allowable subordinated liabilities.. $	23,906	3530

6. Deductions and/or charges:

	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 1,331	3540	
	B. Secured demand note deficiency	3590	
	C. Commodity futures contracts and spot commodities- proprietary capital charges..	3600	
	D. Other deductions and/or charges	3610	(1,331)	3620

7.	Other additions and/or allowable credits (List)...		3630
8.	Net capital before haircuts on securities positions .... 20 $	22,575	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

	A. Contractual securities commitments .... $	3660	
	B. Subordinated securities borrowings....................................	3670	
	C. Trading and investment securities:		
	1. Exempted securities... 18	3735	
	2. Debt securities	3733	
	3. Options	3730	
	4. Other securities	3734	
	D. Undue Concentration	3650	
	E. Other (List)...	3736	(0)	3740

10.	Net Capital .... $	22,575	3750

OMIT PENNIES

NOTE: THE ABOVE COMPUTATION DOES NOT DIFFER FROM THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AS OF DECEMBER 31, 2003 FILED BY BIANCO RESEARCH SECURITIES, L.L.C. WITH THE NATIONAL ASSOCIATION OF SECURITIES DEALERS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BIANCO RESEARCH SECURITIES, L.L.C.   as of DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19) .... $	197	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
	of subsidiaries computed in accordance with Note (A) .... $	5,000	3758
13.	Net capital requirement (greater of line 11 or 12) .... $	5,000	3760
14.	Excess net capital (line 10 less 13) .... $	17,575	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... $	22,278	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition....................... $	2,965	3790
17.	Add:		
	A. Drafts for immediate credit................................ $		3800
	B. Market value of securities borrowed for which no equivalent		
	value is paid or credited .... $		3810
	C. Other unrecorded amounts (List)............................ $	(3820) $	3830
19.	Total aggregate indebtedness .... $	2,965	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)............ %	13.13	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $		3880
24.	Net capital requirement (greater of line 22 or 23) .... $		3760
25.	Excess net capital (line 10 less 24) .... $		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000 .... $		3920

OMIT PENNIES

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BIANCO RESEARCH SECURITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(i).